SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                 September 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.



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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re dated RADA Receives $440,000 in Order to Provide its Head Up Display Camera for the T-38 Avionics Upgrade Program September 7, 2005.






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                                                                          ITEM 1


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Press Release                            Source: RADA Electronic Industries Ltd.

RADA Receives $440,000 in Order to Provide its Head Up Display Camera for the T-38 Avionics Upgrade Program

Wednesday September 7, 9:00 am ET

NETANYA, Israel, September 7 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News), announced today that the Lahav division of IAI Military Aircraft Group (http://www.iai.co.il) has contracted RADA Electronic Industries Ltd. to supply Head Up Display Cameras, as part of its workshare in the US Air Force T-38 Avionics Upgrade Program (AUP), for a total value of $444,000.

The T-38 HUD Camera is one of the major products acquired by RADA as part of the Vectop assetts acquisition that took place in February 2005. Deliveries of the cameras will begin November 2005 and will continue until March 2007.

The total RADA revenues, during the first half of 2005, that are attributed to the original Vectop products exceeded $600,000 and the company expects to meet its planned amount of $2 million in new business from Vectop products during 2005.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact:

    Elan Sigal, C.F.O,
    RADA Electronic Industries Ltd.,
    Tel: +972-9-8921111







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: September 7, 2005